

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 21, 2017

Via E-mail
Wilkes J. Graham
Chief Financial Officer
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd., Suite 200
Virginia Beach, VA 23452

      Re: Wheeler Real Estate Investment Trust, Inc.
             Form 10-K for the year ended December 31, 2016
             Filed February 28, 2017
             Form 8-K
             Filed November 9, 2017
             File No. 1-35713

Dear Mr. Graham:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Mark A. Rakip

                          Mark Rakip
                          Staff Accountant
                          Office of Real Estate &
                           Commodities